File No. 82-1264 03 FEB 25 AM 7:21

BRIDGESTONE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

February 21, 2003

03007380

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

We have made public the following news release today.

- "Bridgestone Corporation Reports Sales and Earnings Gains for Fiscal 2002"
- "Senior Management Changes"
- "Bridgestone to Purchase Its Own Shares"

In accordance with the Rule 12g 3-2(b), we herewith enclose above document.

Sincerely,

Akira Suzuki
Treasurer
Bridgestone Corporation

3/18

BRIDGESTONE

FOR IMMEDIATE RELEASE
Contact: K. Kitawaki/S. Hata
(81-3) 3563-6811

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615

Bridgestone Corporation Reports Sales and Earnings Gains for Fiscal 2002

Tokyo (February 21, 2003)—Bridgestone Corporation today announced its consolidated business and financial results for the fiscal year ended December 31, 2002. These results are for Bridgestone Corporation and its consolidated subsidiaries, collectively referred to below as "the Companies." Here is a summary of those results and of management's projections for the Companies' sales and earnings performance in the present fiscal year, to December 31, 2003. Solely for the convenience of readers, the dollar figures have been calculated at US$1 = ¥119.90, the approximate exchange rate on December 31, the last day of the fiscal year.

I. Results

A. Overall Results

1. Sales and earnings

	FY2002	FY2001	Increase	
			Yen	Percent
Net sales	¥ million ¥2,247,769	¥ million ¥2,133,825	¥ million ¥113,944	5%
Ordinary income	¥147,871	¥74,401	¥73,470	99%
Net income	¥45,378	¥17,389	¥27,989	161%

Net sales in the fiscal year ended December 31, 2002, increased 5% over the previous year, to ¥2,247,769 million [$18,747 million]. Ordinary income rose 99%, to ¥147,871 million [$1,233 million], and net income increased 161%, to ¥45,378 million [$378 million]. Those gains reflected favorable trends in the business environment and successful efforts by the Companies to make the most of those trends.

Characterizing the business environment in 2002 were generally positive trends in the global economy. The United States led a modest recovery in the

global economy in the second half of the year. Signs of recovery appeared in Europe and in Asian nations, including Japan. Consumer spending in Japan firmed during the year, though declines in housing investment and private sector capital spending tempered optimism about the pace of recovery. The weakening of the yen during the year strengthened the competitiveness of Japanese exports and reinforced the parent company's business performance.

During the year, the Companies continued to introduce appealing new products. They also took concrete steps to address the global increase in unit demand for tires and an attendant shift in demand toward large sizes and high-performance tires. The Companies worked to raise productivity in manufacturing, improve efficiency in logistics and assert a competitive edge in technology.

2. Financial position

		FY2002	FY2001	Increase (decrease)
				Yen
Net cash provided by operating activities		¥ million ¥269,081	¥ million ¥145,932	¥ million ¥123,149
Net cash used in investing activities		¥(104,877)	¥(122,777)	¥17,900
Net cash provided by (used in) financing activities		¥(182,903)	¥92,956	¥(275,859)
Effect of exchange rate changes on cash and cash equivalents		¥(13,693)	¥6,727	¥(20,420)
Net increase (decrease) in cash and cash equivalents		¥(32,393)	¥122,838	¥(155,231)
Cash and cash equivalents	Beginning balance	¥238,913	¥116,075	¥122,838
	Ending balance	¥206,520	¥238,913	¥(32,393)

The Companies' cash and cash equivalents declined ¥32,393 million [$270 million], to ¥206,520 [$1,722 million] at fiscal year-end.

Net cash provided by operating activities increased ¥123,149 million [$1,027 million] over the previous year, to ¥269,081 [$2,244 million]. That increase reflected a return to profitability in income before income taxes and minority interest, which totaled ¥110,935 million [$925 million], compared with a loss of ¥128,761 million [$1,074 million] in the previous year; a decline of ¥13,455 million [$112 million] in depreciation and amortization, to ¥119,465 million [$996 million]; an increase of ¥26,755 million [$223 million] in notes and accounts payable,

compared with a decrease of ¥17,227 million [$144 million] in that item in the previous year; and ¥21,667 [$181 million] in income tax refunds, compared with income tax payments of ¥42,023 million [$350 million] in the previous year. The increase in cash flow also benefited from a decline of ¥27,476 million [$229 million], to ¥30,737 million [$256 million], in payments in connection with the voluntary product recall in North America. Among the factors that diminished the growth in cash flow was an increase of ¥43,241 million [$361 million] in notes and accounts receivable, compared with a decrease of ¥13,029 million [$109 million] in that item in the previous year. A ¥36,935 million [$308 million] charge for the impairment of fixed-assets in the Companies' European operations, which is included in income before income taxes and minority interest, did not have any effect on cash flow in 2002.

Net cash used in investing activities declined ¥17,900 million [$149 million] from the previous year, to ¥104,877 million [$875 million]. The principal component of this item, payments of purchase of property, plant and equipment, was essentially unchanged, at ¥107,799 million [$899 million].

Net cash used in financing activities totaled ¥182,903 [$1,525 million], compared with net cash of ¥92,956 million [$775 million] provided by financing activities in the previous year. That change reflects repayments of borrowings at the Companies' operations in the Americas, which those operations funded with an infusion of capital from the parent company in Japan. Repayments of long-term borrowings increased ¥127,896 million [$1,067 million] over the previous year, to ¥217,326 million [$1,813 million].

B. Segment Information

1. Information by industry segment

Notes:

i. The figures for segment sales include intersegment transactions.

ii. The totals reflect eliminations for intersegment transactions and corporate items.

		FY2002	FY2001	Increase	
				Yen	Percent
Tires	Sales	¥ million ¥1,798,541	¥ million ¥1,688,111	¥ million ¥110,430	7%
	Operating income	¥155,022	¥91,802	¥63,220	69%

Other	Sales	¥467,541	¥462,677	¥4,864	1%
	Operating income	¥28,398	¥25,438	¥2,960	12%
Total	Net sales	¥2,247,769	¥2,133,825	¥113,944	5%
	Operating income	¥183,861	¥118,023	¥65,838	56%

In the tire segment, the Companies' sales increased 7% over the same period of the previous year, to ¥1,798,541 [$15,000 million], and their operating income increased 69%, to ¥155,022 [$1,293 million]. The increase in sales reflected the Companies' efforts in introducing new products and in diverse marketing activities. It also reflected the positive effect of the weakening yen on yen-denominated sales. Operating income benefited from a sharp improvement in profitability in the Americas.

In other products, sales increased 1% over the same period of the previous year, to ¥467,541 million [$3,899 million], and operating income increased 12%, to ¥28,398 million [$237 million]. Strong gains for Japanese exports and a large increase in Japanese sales of precision components for office equipment offset declines in Japanese sales of sporting goods, bicycles and civil engineering products, which reflected weak demand.

2. Information by geographic segment

Notes:

i. The figures for segment sales include intersegment transactions.

ii. The totals reflect eliminations for intersegment transactions and corporate items.

		FY2002	FY2001	Increase	
				Yen	Percent
		¥ million	¥ million	¥ million	
Japan	Sales	¥1,033,630	¥1,006,073	¥27,557	3%
	Operating income	¥136,629	¥136,365	¥264	0%
The Americas	Sales	¥986,572	¥923,359	¥63,213	7%
	Operating income (loss)	¥18,593	¥(33,569)	¥52,162	—
Europe	Sales	¥243,316	¥220,133	¥23,183	11%

	Operating income	¥8,264	¥4,504	¥3,760	83%
Other	Sales	¥292,344	¥228,596	¥63,748	28%
	Operating income	¥21,770	¥15,055	¥6,715	45%
Total	Net sales	¥2,247,769	¥2,133,825	¥113,944	5%
	Operating income	¥183,861	¥118,023	¥65,838	56%

In Japan, sales increased 3% over the previous year, to ¥1,033,630 million [$8,621 million], and operating income was unchanged, at ¥136,629 million [$1,140 million]. The Companies' Japanese unit sales in replacement tires and in original equipment tires were basically unchanged from the previous year. However, successful efforts to promote Bridgestone-brand tires in North America resulted in strong growth in Japanese exports to that market, and the Companies' Japanese operations also recorded solid growth in exports to other Asian nations, to the Middle East and to Africa. Strength in the tire segment more than offset a sales decline in other products, which was due to weak demand. The lack of growth in operating income reflected pressure on prices in Japan from intense competition. It also reflected declining profitability in diversified operations.

In the Americas, sales increased 7% over the previous year, to ¥986,572 million [$8,228 million]. The Companies' operations in the Americas posted strong growth in unit sales of truck and bus tires. They also recorded unit sales growth in passenger car and light truck tires as gains in the replacement market, led by Bridgestone-brand tires, more than offset a decline in original equipment tires. Also contributing to sales growth on a yen-denominated basis was the weakening of the Japanese currency against the U.S. dollar during the year. Operating income in the Americas totaled ¥18,593 million [$155 million], compared with an operating loss in 2001. That improvement in profitability resulted from restructuring measures and from successful efforts to promote sales. The restructuring measures have included sweeping organizational changes in 2001 to clarify management responsibility for different lines of business and a capital infusion of $1.3 billion dollars from the parent company in Japan in January 2002.

In Europe, sales increased 11% over the previous year, to ¥243,316 million [$2,029 million]. The Companies' operations in Europe posted unit sales gains in passenger car and light truck tires and also in truck and bus tires. Underlying the sales gains in truck and bus tires was growth in sales to manufacturers of truck tractors and trailers. The Companies supplemented that growth by cultivating

business with large fleet operators and by strengthening their network of affiliated dealers. The weakening of the yen against the euro amplified the yen-denominated growth in European sales. Operating income increased 83%, to ¥8,264 million [$69 million]. That increase in operating profitability benefited from strategic marketing of high-value-added products and from measures to reduce costs, as well as from the overall growth in unit sales and from the weakening of the yen against the euro.

The parent company in Japan provided its holding company for European operations, Bridgestone/Firestone Europe S.A., with a capital infusion of 400 million euros in December 2002. That infusion was to fortify the Companies' financial position in Europe, to fund investment in plant and equipment for coping ongoing changes in the structure of European demand and to fund expansion of the Companies' European sales network. The distinguishing trend in the changing structure of European demand is the rapidly growing proportion of large size and high-performance tires in overall sales of passenger car and light truck tires. Bridgestone/Firestone Europe has written down the value of plant and equipment deemed inadequate to cope with that shift in demand.

In other regions, sales increased 28% over the previous year, to ¥292,344 million [$2,438 million], and operating income increased 45%, to ¥21,770 million [$182 million]. The Companies' unit sales increased in replacement tires and in original equipment tires on the strength of recovering demand and vigorous marketing efforts.

C. Dividends

Management has proposed a year-end dividend of ¥8 [$0.07] per share, including a special dividend of ¥2 [$0.02]. The company paid an interim dividend of ¥8 [$0.07] per share, including a special dividend of ¥2 [$0.02]. Approval of the proposed year-end dividend at the general meeting of shareholders would thus maintain the annual dividend at ¥16 [$0.13] per share.

II. Projections

Management expects the business environment to remain challenging overall in 2003. Adverse factors include sluggish economic growth in Japan, rising prices for raw materials, the weakening of the U.S. dollar and the slump in U.S. stock prices.

In Japan, management expects demand for tires in 2003 to remain at about the same level as in 2002. They expect the Companies' unit sales of tires in 2003 to remain at about the same levels as in 2002 in replacement tires and in original

equipment tires. Management expects continued growth in their Japanese operations' unit exports of tires.

In the Americas, management expects demand for tires in 2003 to be strong. They expect unit sales of tires by the Companies' operations in the Americas to increase in 2003. Those operations are promoting sales growth in truck and bus tires by introducing new products, stepping up marketing efforts and earning supply contracts with large fleet operators. They also are promoting sales growth in passenger car and light truck tires through stepped-up marketing activities.

In Europe, management expects a small decline in demand for original equipment tires and little change demand for replacement tires. They expect continued, vigorous sales efforts to enable the Companies to outperform the market overall and post a gain in unit sales, especially in passenger car and light truck tires.

Below is a summary of management's sales and earnings projections for the first half of the fiscal year to December 2003 and for the full year.

	Projection for Jan.–June 2003	Results for Jan.–June 2002	Increase (decrease)	
			Yen	Percent
Net sales	¥ million ¥1,080,000	¥ million ¥1,093,535	¥ million ¥(13,535)	(1)%
Ordinary income	¥46,000	¥55,695	¥(9,695)	(17)%
Net income	¥22,000	¥24,477	¥(2,477)	(10)%
Average ¥/$ exchange rate (actual or assumed)	¥120	¥129		(7)%
	Projection for FY2003	Results for FY2002	Increase (decrease)	
			Yen	Percent
Net sales	¥ million ¥2,240,000	¥ million ¥2,247,769	¥ million ¥(7,769)	(0)%
Ordinary income	¥125,000	¥147,871	¥(22,871)	(15)%
Net income	¥70,000	¥45,378	¥24,622	54%
Average ¥/$ exchange rate (actual or assumed)	¥120	¥125		(4)%

Management plans to maintain the annual dividend at ¥16 per share in 2003. That would comprise an interim dividend of ¥8 per share, including a special dividend of ¥2, and a year-end dividend of ¥8, also including a special dividend of ¥2.

Forward-Looking Statements

The preceding descriptions of projections and plans are "forward-looking statements," which involve known and unknown risks and uncertainties. Those variables could cause the Companies' actual performance and results to differ substantially from management's projections and plans.

– end –

Attachments:

-Bridgestone Corporation Consolidated Financial Highlights

-Bridgestone Corporation Consolidated Segment Information

-Bridgestone Corporation Nonconsolidated Financial Highlights

BRIDGESTONE CORPORATION

Consolidated Financial Highlights

Years ended December 31, 2002 and 2001

	Millions of yen		Percent
	2002	2001	Change
FOR THE YEAR			
Net sales	¥ **2,247,769**	¥ **2,133,825**	+5.3
Operating income	**183,861**	**118,023**	+55.8
Ordinary income	**147,871**	**74,401**	+98.7
Net income	**45,378**	**17,389**	+161.0

	Yen		Percent
	2002	2001	Change
Per share data			
Net income			
Basic	¥ **51.97**	¥ **20.20**	+157.3
Diluted	**51.89**	**20.19**	+157.0
Cash dividends	**16.00**	**16.00**	—

	Millions of yen		Percent
	2002	2001	Change
AT YEAR-END			
Total assets	¥ **2,143,927**	¥ **2,443,793**	(12.3)
Shareholders' equity	**796,013**	**835,143**	(4.7)

	Thousands of shares		Percent
	2002	2001	Change
Common stock issued and outstanding	**860,336**	**860,795**	(0.1)

	Percent		Percent
	2002	2001	Change
Net income to total shareholders' equity (ROE)	**5.6**	**2.2**	+3.4

Note: Net income per share is computed based on the average number of common stock issued and outstanding during each period.

BRIDGESTONE CORPORATION

Segmental Information

Information by Industry Segment

Years ended December 31, 2002

Millions of Yen

	Sales			
	Outside Customers	Inter-segment	Total	Operating income
Tires	¥ 1,797,598	¥ 943	¥ 1,798,541	¥ 155,022
Others	450,171	17,370	467,541	28,398
Total	2,247,769	18,313	2,266,082	183,421
Elimination or corporate	-	(18,313)	(18,313)	440
Consolidated	2,247,769	-	2,247,769	183,861

Years ended December 31, 2001

Millions of Yen

	Sales			
	Outside Customers	Inter-segment	Total	Operating income
Tires	¥ 1,687,234	¥ 877	¥ 1,688,111	¥ 91,802
Others	446,590	16,087	462,677	25,438
Total	2,133,825	16,964	2,150,789	117,241
Elimination or corporate	-	(16,964)	(16,964)	782
Consolidated	2,133,825	-	2,133,825	118,023

Information by Geographic Area

Years ended December 31, 2002

Millions of Yen

	Sales			
	Outside Customers	Inter-segment	Total	Operating income
Japan	¥ 827,619	¥ 206,010	¥ 1,033,630	¥ 136,629
The Americas	980,967	5,604	986,572	18,593
Europe	239,234	4,081	243,316	8,264
Others	199,947	92,397	292,344	21,770
Total	2,247,769	308,094	2,555,863	185,257
Elimination or corporate	-	(308,094)	(308,094)	(1,395)
Consolidated	2,247,769	-	2,247,769	183,861

Years ended December 31, 2001

Millions of Yen

	Sales			
	Outside Customers	Inter-segment	Total	Operating Income (loss)
Japan	¥ 826,947	¥ 179,125	¥ 1,006,073	¥ 136,365
The Americas	918,307	5,052	923,359	(33,569)
Europe	216,026	4,107	220,133	4,504
Others	172,544	56,051	228,596	15,055
Total	2,133,825	244,336	2,378,162	122,355
Elimination or corporate	-	(244,336)	(244,336)	(4,332)
Consolidated	2,133,825	-	2,133,825	118,023

BRIDGESTONE CORPORATION

Nonconsolidated Financial Highlights (Parent Company)

Years ended December 31, 2002 and 2001

	Millions of yen		Percent
	2002	2001	Changes
FOR THE YEAR			
Net sales	¥ 741,045	¥ 704,204	+5.2
Operating income	124,881	117,722	+6.1
Ordinary income	118,700	108,951	+8.9
Net income	34,020	(158,011)	-

	Yen		Percent
	2002	2001	Changes
Per share data			
Net income			
Basic	¥ 39.40	¥ (183.55)	-
Diluted	39.34	-	-
Cash dividends	16.00	16.00	-

	Millions of yen		Percent
	2002	2001	Changes
AT YEAR-END			
Total assets	¥ 1,380,645	¥ 1,349,192	+2.3
Shareholders' equity	880,730	860,217	+2.4

	Thousands of shares		Percent
	2002	2001	Changes
Common stock issued and outstanding	860,341	860,795	(0.1)

	Percent		
	2002	2001	Changes
Net income to total shareholders' equity (ROE)	3.9	(17.0)	-

Note: Net income per share is computed based on the average number of common stock issued and outstanding during each period.

BRIDGESTONE

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE
Contact: S. Hata
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615

Senior Management Changes

Tokyo (February 21, 2003)—Bridgestone Corporation announced today that the Board of Directors approved the following changes in the Board of Directors, in Corporate Auditors and in Corporate Officers today. The proposed changes in the Board of Directors and in Corporate Auditors are subject to approval at the General Meeting of Shareholders on March 28, 2003.

1. New Candidates for Board of Directors

-Masaharu OKU
New position and responsibilities:
Vice President & Senior Officer, Member of the Board,
Tire Production Technology
Present position and responsibilities:
Vice President & Senior Officer, Tire Production Technology

-Tatsuya OKAJIMA
New position and responsibilities:
Vice President & Senior Officer, Member of the Board,
Original Equipment Sales
Present position and responsibilities:
Vice President & Senior Officer, Original Equipment Sales

-Giichi MIYAKAWA
New position and responsibilities:
Vice President & Senior Officer, Member of the Board,
Replacement Tire Sales
Present position and responsibilities:
Vice President & Officer, Replacement Tire Sales

2. New Candidates for Corporate Auditors

-Toshiaki HASEGAWA
New position and responsibilities:
Non Executive Member, Board of Corporate Auditors
Present position and responsibilities:
Advisor

-Katsunori YAMAJI
New position and responsibilities:
Executive Member, Board of Corporate Auditors
Present position and responsibilities:
Vice President & Officer, Chemical Products

-Isao KITA
New position and responsibilities:
Executive Member, Board of Corporate Auditors
Present position and responsibilities:
Assistant to Executive Vice President, Tire Technology

3. Retiring Director

-Yasuo FUJITA
Vice President & Senior Officer, Member of the Board,
Replacement Sales

4. Retiring Auditors

-Takao AMASE
Executive Member, Board of Corporate Auditors

-Akio HARADA
Executive Member, Board of Corporate Auditors

5. Candidates for Reelection to Board of Directors

-Shigeo WATANABE
President, Chief Executive Officer and Chairman of the Board

-Keisuke SUZUKI
Executive Vice President, Member of the Board,
Responsible for Original Equipment and International Operations

-Akira SONODA
Executive Vice President, Member of the Board,
Responsible for Diversified Products

-Isao TOGASHI
Executive Vice President, Member of the Board,
Responsible for Technology and Production

-Hiroshi KANAI

New position and responsibilities:

Executive Vice President, Chief Financial Officer, Chief Compliance Officer, Member of the Board

Responsible for Corporate Administration, Americas & Europe Operations and Corporate Compliance

Present position and responsibilities:

Senior Vice President, Chief Financial Officer, Chief Compliance Officer, Member of the Board,

Responsible for Corporate Administration, Americas & Europe Operations and Corporate Compliance

-Shoshi ARAKAWA

New position and responsibilities:

Senior Vice President, Member of the Board

Chairman, Chief Executive Officer and President of Bridgestone Europe N. V./S. A.

Present position and responsibilities:

Vice President & Senior Officer, Member of the Board

Chairman, Chief Executive Officer and President of Bridgestone Europe N. V./S. A.

-John T. Lampe

Member of the Board

Chairman, Chief Executive Officer and President of Bridgestone Americas Holding, Inc.

6. New Members of Corporate Officers (effective March 28)

-Kaoru FUJIOKA

New position and responsibilities:

Vice President & Officer, Steel Cord Manufacturing

Concurrently: Plant Manager, Kuroiso Plant

Present position and responsibilities:

Director, Steel Cord Manufacturing Division and Plant Manager, Kuroiso Plant

-Yasuo ASAMI

New position and responsibilities:

Vice President & Officer, Industrial Products and Building Materials & Equipments

Present position and responsibilities:

Director, Industrial Products Division

7. Newly Promoted Corporate Officer (effective March 28)

-Hiromichi ODAGIRI
New position and responsibilities:
Vice President & Senior Officer, Overseas Operations
Present position and responsibilities:
Vice President & Officer, Overseas Operations

8. Retiring Corporate Officers (effective March 28)

-Iki HARADA
Vice President & Senior Officer, Research and Development and Product Planning

-Shigeru IWASAWA
Vice President & Senior Officer, Electro-Materials

-Katsunori YAMAJI
Vice President & Officer, Chemical Products

Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 80 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.

-end-

BRIDGESTONE

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE

Contact: S. Hata
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615

Bridgestone to Purchase Its Own Shares

Company will purchase up to 35 million shares worth up to ¥50 billion

Tokyo (February 21, 2003)—Bridgestone Corporation is preparing to purchase its own shares as part of the company's ongoing efforts to maximize shareholder value. The prospective purchase is in accordance with Section 210 Commercial Code of Japan and is subject to approval at the ordinary general meeting of shareholders on March 28, 2003. It pertains to common stock in a quantity or value of up to the lower of 35 million shares or ¥50 billion.

Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 80 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.

-end-